Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s prospectus filed with the Securities and Exchange Commission, or SEC, on May 25, 2022, or the Prospectus, including the audited consolidated annual financial statements as of and for the year ended December 31, 2021 and the accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Brenmiller Energy. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws; and

●	the impact of the COVID-19 pandemic, including resulting government actions, on us, our manufacturers, suppliers and facilities.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe many of these risks in greater detail under the heading “Risk Factors” in our Prospectus.

All forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the Prospectus. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Brenmiller,” “Brenmiller Energy,” “we,” “us,” “our,” “our Company” and “the Company” in this Report of Foreign Private Issuer on Form 6-K refer to Brenmiller Energy Ltd. and its consolidated subsidiaries, consisting of Brenmiller Energy (Rotem) Ltd., Hybrid Bio-Sol 10 Ltd., Brenmiller Energy U.S. Inc. and Brenmiller Energy NL B.V., unless the context otherwise requires.

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures and our TES systems use that heat to dispatch consistent thermal energy on demand.

Activity During the Six Months Ended June 30, 2022

U.S listing on Nasdaq and completion of the second tranche of private investment agreement

On May 19, 2022, the Company's Registration Statement on Form F-1 became effective and the Company’s ordinary shares began trading on the Nasdaq Capital Market, or Nasdaq. The registration of ordinary shares issued in a private placement with certain investors and the listing of the Company’s ordinary shares on Nasdaq constituted compliance with the closing conditions for the second tranche of a private placement investment under a securities purchase agreement with those investors. Consequently, on May 24, 2022, the Company closed the second tranche of the investment and received the balance of $7.5 million of the $15 million private placement, against the issuance of the Company’s securities to the investors. On May 25, 2022, the Company's ordinary shares began trading on Nasdaq and the Company started reporting in accordance, and based on the reporting format, of U.S. securities laws and regulations of the SEC applicable to foreign private issuers, which will also serve for its reporting to the market in Israel.

New Project Awards

In February 2022, we signed a five-year framework agreement with Philip Morris Products SA, or Philip Morris, for the supply of our thermal energy storage, or TES, systems. The framework agreement sets terms, with adjustments based on the size, for us to provide our TES system, bGen, at forty-one of Philip Morris’ sites globally. Following the signing of the framework agreement with Philip Morris, on February 28, 2022, we signed an agreement with Philip Morris Romania S.R.L for the purchase of a 31.5 MWh bGen unit in Romania for approximately $9.2 million, with an option to expand the capacity to 52.5 MWh. The Company is currently in early design stages and plans to begin construction in early 2023 with completion by the end of 2023.

On May 25, 2022, the Government Procurement Administration of Israel issued a notice regarding its intent to engage with Brenmiller as a sole supplier for the purchase of heat energy at Wolfson Hospital in Israel. Under the proposed engagement, Brenmiller will install its TES system, bGen, integrate it with the hospital’s local energy system and maintain the installed system. Brenmiller plans to enter into an approximately $5 million, seven and one-half year contract with Wolfson Hospital under which it will supply heat energy at prices to be agreed between the parties. This is Brenmiller’s first potential project using an Energy As a Service (Eaas) business model. Under this business model, profit margins are expected to be higher than those in a traditional capital equipment sale and be more recurring in nature.

Recent Developments

Dimona Israel Production Facility

On July 28, 2022, the first tranche of €4 million was drawn down by the Company under its €7.5 million credit facility with the European Investment Bank, or EIB. The credit facility funds will be used towards the assembly and installation of a newly upgraded production facility in Dimona, Israel (see Note 13A to our audited consolidated financial statements for the year ended December 31, 2021). The upgraded production facility is currently under construction and will have a capacity to produce up to 4,000 MWh per year of bGen thermal storage modules. The plant is planned to reach full production capacity by the end 2023 and will support the Company’s current and potential future projects.

Operational Update

Brenmiller is currently in the process of installing pilot projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Its pilot projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its pilot projects include:

●	Fortlev: Brenmiller designed, manufactured, and installed a 1 MWh TES with Fortlev in Brazil. The TES system, which is being charged with biomass, is now completed and is in operation.

●	Enel: Brenmiller is designing, manufacturing, and installing a 23 MWh TES system for a combined cycle power plant in Italy for Enel S.p.A., an Italian multinational manufacturer and distributor of energy sources. This is the Company’s first utility-based project. The project’s manufacturing stage has been completed, all storage modules have been shipped to the project’s site in Italy and construction is complete. The next stage of the project is hot commissioning and the project has already passed several milestone tests, including high pressure tests for its piping systems. Brenmiller expects to commission this project in the second half of 2022, with full operations expected by year end 2022. Following the testing phase of the system, Enel S.p.A. will have an option to add additional storage capacity at the site.

●	SUNY Purchase: The Company has installed a 0.5 MWh thermal storage-based co-generation station with the New York Power Authority at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with the final delivery expected in the second half of 2022.

Rotem Facility

During the six months ended June 30, 2022, the Company and the lessor of the land of the Rotem site (see Note 8B2 to the audited consolidated financial statements for the year ended December 31, 2021), have agreed to Brenmiller Rotem Ltd. vacating the premises and the return of the land to the lessor by August 31, 2022. In April 2022, the Company began to dismantle the facility for the purpose of selling its components as scrap metal and for spare parts usage. The Company is negotiating the sale of the turbine on a stand-alone basis. Following this operations, Brenmiller Rotem Ltd. will cease its operations. Consequently, as of June 30, 2022, the Company has derecognized the balance of the lease obligation and right of use of the land, amounting to USD 1,512 thousand and USD 1,432 thousand, respectively, and recognized other income of USD 38 thousand (net of dismantling costs). Current liabilities include a provision for payments to the lessor for arrears of USD 215 thousand as of June 30, 2022. The Company estimates that finalizing this process, which is expected within the next three months, will have no material effect on the Company results.

New subsidiary

We incorporated a wholly owned subsidiary in the Netherlands on April 26, 2022 which is intended to function as a limited risk distributor of our products and services in the EU market.

Covid-19 ("the Coronavirus")

The impact of the COVID-19 pandemic on Brenmiller’s operations during the sixth month period ended June 30, 2022 has been minimal. There were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2022. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

Results of Operations

The following table presents our results of operations for the periods presented.

	Six Months Ended June 30,
US dollars in thousands, except per share data (unaudited)	2022	2021

Revenues	$1,520	$285
Costs and expenses:
Cost of revenues	(883)	(2,589)
Research, development and engineering expenses, net	(2,467)	(1,898)
Marketing and project promotion expenses, net	(612)	(355)
General and administrative expenses	(2,328)	(987)
Share in loss of joint venture	(29)	-
Other income (expenses), net	38	(293)
Operating loss	(4,761)	(5,837)
Financial income	964	788
Financial expenses	(154)	(135)
Financial income, net	810	653
Net loss for the period	$(3,951)	(5,184)
Loss per share:
Basic	$(0.28)	$(0.44	)(1)

(1)	Reflects the effect of the Reverse Stock Split and is reflected on a fully retrospective basis in the historical financial statements (see Note 11A and Note 16 to the audited consolidated financial statements for the year ended December 31, 2021 and Note 10A to our unaudited condensed consolidated financial statements for the six months period ended June 30, 2022).

Comparison of the Six Months Ended June 30, 2022 to the Six Months Ended June 30, 2021

Revenues

The following table presents the breakdown of revenues for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
US dollars in thousands (unaudited)	2022	2021

Licensing fees(1)	$1,500	$-
Thermal Energy Storage (TES) units	-	285
Other engineering services	20	-
	$1,520	$285

(1)	With the final delivery of know-how for our project with Fortlev, we recognized the revenue for licensing under the 2020 licensing agreement with Fortlev.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2022 was $883 thousand, compared to $2,589 thousand for the six months ended June 30, 2021. The cost of revenues in the period was derived primarily from operating cost not attributed to projects (mainly salary and related expenses). For the six months ended June 30, 2021, cost of revenues derives primarily from storage systems that were sold in that period and also include costs allocated to the relevant sale agreement, which were significantly lower than the cost of the project, in the amount of $ 2 million (including a provision of $0.6 million for an onerous contract).

Research, Development and Engineering Expenses, Net

The following table presents the breakdown of research, development, and engineering expenses, net, for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
US dollars in thousands (unaudited)
Total research, development and engineering expenses	$2,730	$2,532
Less – grants	(263)	(634)

Total	$2,467	$1,898

Research, development, and engineering expenses, net, for the six months ended June 30, 2022 increased by 30% to $2,467 thousand, compared to $1,898 thousand for the six months ended June 30, 2021. This increase was primarily due to an increase of $265 thousand in employee payroll and related costs as a result of recruitment of additional employees and the increase in costs associated with share option plans, an increase in other costs, such as transportation and depreciation costs of $168 thousand, partially offset by a decrease of $187 thousand of consultants and subcontractors costs received in the six month period ended June 30, 2022 compared to the corresponding period in 2021.

In addition, the increase in research, development, and engineering expenses, net were attributable to a decrease of $371 thousand in government grants received in the six month period ended June 30, 2022 compared to the corresponding period in 2021.

We expect that our research, development, and engineering expenses will increase as we continue to develop our storage units and bGen™ technology.

Marketing and Project Promotion Expenses, Net

Marketing and project promotion expenses, net for the six months ended June 30, 2022 increased by 72% to $612 thousand, compared to $355 thousand for the six months ended June 30, 2021.  The increase was primarily attributable to an increase of $261 thousand in payroll and related costs, mainly attributable to the recruitment of a new business development manager for the U.S. market, and bonus payments and costs associated with share option plans.

We expect that our marketing and project promotion expenses will increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in the Company's target markets and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses increased by 136% to $2,328 thousand for the six months ended June 30, 2020, compared to $987 thousand for the six months ended June 30, 2021. This increase was primarily attributable to an increase of $556 thousand in payroll and related costs, including bonuses and costs associated with share option plans. In addition, in the six months ended June 30, 2022 there was an increase of $710 thousand in professional services and consultants’ expenses relating to our Nasdaq listing and the administration of the credit facility received from EIB.

Other Income (Expenses), net

Other net income for the six months ended June 30, 2022 was $38 thousand, compared to net expenses of $293 thousand for six months ended June 30, 2021. Other net income in the six months ended June 30, 2022 was attributable primarily to a derecognition of lease liability and right of use asset for the land at our Rotem project. Other net expenses in the six months ended June 30, 2021 were primarily attributable to a loss on disposal of property and equipment.

Operating Loss

Based on the foregoing, our operating loss decreased from $5,837 thousand for the six months ended June 30, 2021 to $4,761 thousand for six months ended June 30, 2022.

Financial Income, Net

Financial income, net, for the six months ended June 30, 2022 was $810 thousand, compared to financial income, net of $653 thousand for the six months ended June 30, 2021. Our financial income in the six months ended June 30, 2022, was primarily attributable mainly to exchange rate differences of the US dollar and Israeli Shekel of $780 thousand and a net gain of $178 thousand from fair value adjustment of share option liability. Financial income, net, for the six months ended June 30, 2021 was primarily attributable to $745 thousand derived from fair value adjustment of share option liability.

Net Loss

Net loss for the six months ended June 30, 2022 decreased by 24%, to $3,951 thousand, compared to $5,184 thousand for the six months ended June 30, 2021. This decrease was primarily attributable to a decrease in the operating loss, as described above, and an increase in financial income, net, as described above.

Liquidity and Capital Resources

Overview

Since our inception through the date of this report, we have funded our operations principally from receipt of approximately $100.9 million in proceeds mainly from the issuance of our ordinary shares, options, convertible securities, loans, revenues from the sale of products and governmental grants. As of June 30, 2022, we had $9,144 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
US dollars in thousands (unaudited)	2022	2021

Cash used in operating activities	$(4,982)	$(3,849)
Cash used in investing activities	(212)	(119)
Cash provided by financing activities	6,889	7,193
Net increase in cash and cash equivalents	$1,695	$3,225

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. In the six months ended June 30, 2022, we had operating losses of $4,761 thousand. In the six months ended June 30, 2022, we mainly financed our activities through the issuance of our ordinary shares and warrants, revenues from the sale of products and governmental grants. Management plans continuing commercialization of our products and services and securing sufficient financing through the sale of additional equity securities or debt. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, loss on disposal of property and equipment, metals and other components, share-based compensation expenses, financial income or expenses, and gain or loss from fair value adjustment of share option liability. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the six months ended June 30, 2022 was $4,982 thousand. The net cash used in operating activities primarily reflects a net loss of $3,951 thousand, net of non-cash expenses of $1,049 thousand, and an increase of $709 thousand in trade and other receivables, and $243 thousand in inventory, as well as a decrease of $1,128 thousand in trade and other payables. Net non-cash expenses of $1,049 thousand consisted primarily of a share-based payment of $728 thousand, a depreciation and amortization of $394 thousand, an increase in research and development expenses due to a royalty obligation of $86 thousand and net financial expenses of $46 thousand, offset by a net gain of $178 thousand from fair value adjustment of share option liability and other income of $80 thousand.

Net cash used in operating activities for the six months ended June 30, 2021 was $3,849 thousand. This net cash used in operating activities primarily reflects a net loss of $5,184 thousand, net of non-cash expenses of $699 thousand, and an increase of $266 thousand in trade and other payables, a decrease in inventory of $616 thousand, an offset by an increase of $246 thousand in trade and other receivables. Net non-cash expenses of $699 thousand consisted primarily of a provision of $673 thousand in connection with an onerous contract, a share-based payment of $124 thousand, a loss from the realization of equipment metals and parts of $311 thousand, a depreciation and amortization of $304 thousand, net financial expenses of $72 thousand, which were offset by a net gain of $745 thousand from fair value adjustment of share option liability and a decrease in research and development expenses due to a royalty obligation of $40 thousand.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was $212 thousand. This net cash used in investing activities is attributable to capital expenditure of $138 thousand mainly for the production facility in Dimona and an investment in joint venture of $74 thousand.

Net cash used in investing activities for the six months ended June 30, 2021 was $119 thousand. This net cash used in investing activities is primarily attributable to a net capital expenditure of $122 thousand mainly for the production facility in Dimona, partially offset by net redemption of restricted deposits of $3 thousand.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2022 was $6,889 thousand. This net cash is attributable to the net proceeds from issuance of ordinary shares and warrants in connection with the second tranche of the private placement investment of $7,174 thousand, and an increase in liability for government grants of $28 thousand, partially offset by repayment with respect to lease liabilities and interest thereon in the amount of $284 thousand and a repayment of loans and other liabilities of $29 thousand.

Net cash provided by financing activities for the six month period ended June 30, 2021 was $7,193 thousand. This net cash is attributable to net proceeds from the issuance of shares in the total amount of $8,473 thousand, proceeds from the exercise of options of $20 thousand and increase in liability for government grants of $40 thousand, partially offset by repayment with respect to lease liabilities and interest thereon in the amount of $383 thousand and a repayment of loans and other liabilities of $957 thousand.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares and warrants, revenues from the sale of products and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets.

As of June 30, 2022, our cash and cash equivalents were $9,144 thousand. On May 25, 2022, following the closing of the second tranche of a private placement investment, we received $7,500 thousand in gross proceeds. On July 28, 2022, €4,000 thousand was drawn down by the Company in the first tranche under its €7,500 thousand credit facility with the EIB to fund the assembly and installation of our newly upgraded production facility in Dimona, Israel. We expect that our existing cash, cash equivalents and short-term deposits as of the date of this report will be sufficient for 12 months of operations following the date of this report. However, our operating plans may change as a result of many factors that may currently be unknown to us.

 Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and equity financings. However, there is no assurance that the Company will be successful accomplishing these plans. If the Company is unable to obtain sufficient capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products, or be unable to expand its operations as desired.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Prospectus.